PAID, INC.
200 Friberg Parkway, Suite 4004
Westborough, MA  01581

October 28, 2016

Ms. Mara L. Ransom
Assistant Director
U.S. Securities and Exchange Commission
Office of Consumer Products
450 Fifth Street, N.W.
Washington, D.C, 20549

Re:	PAID, Inc. Amendment No. 1 to Preliminary Consent Solicitation on Schedule 14A Filed on October 7, 20176 File No. 000-28720

Dear Ms. Ransom:

On behalf of Paid, Inc. (the “Company”), we hereby respond to the Staff’s comment letter dated October 18, 2016 with respect to the filing referenced above.  The following repeats your comment with the Company’s response:

General

1.	Please provide the information about emergeIT required by Item 14(c)(2) of Schedule 14A. Please refer to Note A to Schedule 14A and Part C and Item 17(B) of Form S-4.

Response:  emergeIT is a small, privately held company.

•	We have previously included a brief description of the business done and the general nature and scope of the business.

•	We added a brief statement of the lack of market for the emergeIT stock since it is privately held, and we disclosed that no dividends have been paid.

•	We added a brief MD&A for emergeIT.

•	We make a brief statement that there was no changes or disagreements with accountants for emergeIT.

•	We attached the emergeIT audited financials as Appendix P.

•	We inserted the last quarterly unaudited financials for the quarter ended June 30, 2016 as Appendix Q.

•
We did not include information related to Items 301, 302, and Item 305 of Regulation S-K because these items are exempt for smaller reporting companies.  The Company is a smaller reporting company and will continue to be a smaller reporting company after the amalgamation.

•	We did not include any Schedules related to Rules 12-15, 28, and 29 of Regulation S-X as those schedules are not applicable to emergeIT.

Amalgamation Agreement

2.
Please include a section describing the background of the proposed amalgamation.  The section should include a “Background of the Amalgamation” section that discusses in reasonable detail the negotiations or material contracts between your company and emergeIT, including the identities of the parties involved, the date of each meeting and the matters considered.  This section should also discuss each meeting held by your board of directors regarding the proposed amalgamation and its final determination, including the strategic alternatives considered and why they were not approved.  Please refer to Item 14(b)(7) of Schedule 14A and Item 1005(b) of Regulation M-A.

Response:  We included this discussion under the heading “Recommendation of the Company’s Board of Directors”, “Background of the Offer” and “Reasons for the Recommendation of the Board”.

Audited Consolidated Financial Statements of Paid, Inc., Appendix M

3.
It does not appear that you have included your audit report with the audited consolidated financial statements presented in this appendix.  Please revise to include the report of your independent registered accountant.  Please refer to Rule 2-02 of Regulation S-X.

Response:  We have added the report of the Company’s independent registered accountant to the financial statements in Appendix M.

Unaudited Proforma Financial Information, Appendix O

4.
We note the pro forma financial information provided in Appendix O.  It does not appear that you have provided pro forma financial information for all of the periods required in Rule 11-02(c) of Regulation S-X.  Please revise to provide the required information or tell us why you don’t believe such information is material.  Please refer to Item 14(b)(11) of Schedule 14A.

Response:  We have amended the pro forma financial information in Appendix O to include the periods required in Rule 11-02(c).

5.	Please include the information required by Item 14(b)(10) of Schedule 14A or tell us why you do not believe you are required to do so.

Response:  We have included the information in required by Item 14(b)(10) of Schedule 14A as part of the pro forma financial information in Appendix O, including income (loss) per share.  Book Value per share is set forth in Note 3.  Neither company has a history of paying dividends.

In furtherance of your request, the undersigned hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing provides the additional facts and data necessary to answer the Staff’s concerns related to this accounting.  Please feel free to call or contact us or our counsel, Michael Refolo, Mirick O’Connell at 508-929-1622 (mrefolo@mirickoconnell.com) with any additional comments or questions.

Very truly yours,

PAID, Inc.

By: /s/ W. Austin Lewis, IV W. Austin Lewis, IV President and Chief Executive Officer